UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Ferrovial SE

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

N3168P101

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N3168P101	Schedule 13G

1	NAME OF REPORTING PERSON María del Pino y Calvo-Sotelo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 61,669,677
	6	SHARED VOTING POWER 9,219,101
	7	SOLE DISPOSITIVE POWER 61,669,677
	8	SHARED DISPOSITIVE POWER 9,219,101
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,888,778
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% (1)
12	TYPE OF REPORTING PERSON IN

(1) The percentage of beneficial ownership in this Schedule 13G is based on 719,577,539 Ordinary Shares outstanding (732,163,043 Ordinary Shares in issuance, less 12,585,504 Ordinary Shares held in treasury, as set forth in the last relevant update available on the date hereof in the “Treasury Stock” section of Issuer’s website).

Item l(a). Name of lssuer:

Ferrovial SE (the “Issuer”)

Item l(b). Address of lssuer’s Principal Executive Offices:

Gustav Mahlerplein 61-63, Symphony Towers, 14th floor, 1082 MS Amsterdam, The Netherlands

Item 2(a). Name of Person Filing:

María del Pino y Calvo-Sotelo (the “Reporting Person”)

Item 2(b). Address of Principal Business Office or, if none, Residence:

Gustav Mahlerplein 61-63, Symphony Towers, 14th floor, 1082 MS Amsterdam, The Netherlands

Item 2(c). Citizenship:

Spain

Item 2(d). Title of Class of Securities:

Ordinary Shares (the “Ordinary Shares”)

Item 2(e). CUSIP Number:

N3168P101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Items 5 and 7 include (i) 23,513 Ordinary Shares held directly by the Reporting Person; and (ii) 61,646,164 Ordinary Shares held by Menosmares, S.L., over which the Reporting Person has an approximately 100% interest.

Items 6 and 8 include 9,219,101 Ordinary Shares held by Casa Grande de Cartagena, S.A., over which the Reporting Person indirectly has joint control based on voting rights.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: 󠅓󠅓

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2024

By:	/s/ María del Pino y Calvo-Sotelo
Name:	María del Pino y Calvo-Sotelo